UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42277

Global Engine Group Holding Limited

(Translation of registrant’s name into English)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

NASDAQ Notification Regarding Minimum Bid Price Deficiency

On October 27, 2025, Global Engine Group Holding Limited (the “Company”) received written notice (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with Nasdaq Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s Class A ordinary shares.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until April 27, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s Class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of the Compliance Period. If the Company regains compliance with the Minimum Bid Price Requirement, Nasdaq will provide the Company with written confirmation and will close the matter.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the Compliance Period,

the Company may be eligible for an additional 180 calendar day compliance period, provided that on the 180th day of the Compliance Period, it meets the applicable market value of publicly held shares requirement for continued listing and all other applicable initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provides written notice of its intention to cure the Minimum Bid Price Requirement deficiency during the extended compliance period.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (as may be extended), the Company’s Class A ordinary shares will be subject to delisting.

The Company is monitoring the closing bid price of its Class A ordinary shares and evaluating options to regain compliance with the Minimum Bid Price Requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement.

The Company issued a press release on this development on October 31, 2025, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2025	Global Engine Group Holding Limited

	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated October 31, 2025

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